Exhibit 99.1

Tiziana Life Sciences Announces Chief Medical Officer Invited to Give Presentation on Intranasal Foralumab on May 17

NEW YORK, May 17, 2023 -- Tiziana Life Sciences Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies via novel routes of drug delivery, today announced that its Chief Medical Officer, is presenting at the Hanson Wade Novel Nasal Formulation and Delivery Summit on May 16 in San Diego.

“I was truly honored when Hanson Wade contacted me requesting that I speak at its Novel Nasal Formulation and Delivery Summit1,” stated Matthew W. Davis, M.D., RPh, Chief Medical Officer of Tiziana. “I will be joined at the summit by several distinguished speakers from the industry and the FDA.2 The continued interest we receive on our intranasal foralumab program from pharma, investors and the media demonstrates that our novel approach to deliver the only fully human anti-CD3 monoclonal antibody intranasally has captured the attention of the medical community.”

About Foralumab

Activated T cells play an important role in the inflammatory process. Foralumab, the only fully human anti-CD3 monoclonal antibody (mAb), binds to the T cell receptor and dampens inflammation by modulating T cell function, thereby suppressing effector features in multiple immune cell subsets. This effect has been demonstrated in patients with COVID and with multiple sclerosis, as well as in healthy normal subjects. Intranasal foralumab Phase 2 trials are expected to start in the third quarter of 2023 in patients with non-active SPMS. Immunomodulation by nasal anti-CD3 mAb represents a novel avenue for treatment of inflammatory human diseases.3

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal approach has the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s lead candidate, intranasal foralumab, which is the only fully human anti-CD3 mAb, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development and Investor Relations

+44 (0) 207 495 2379

email: info@tizianalifesciences.com

Investors:

Irina Koffler

LifeSci Advisors, LLC

+1 646 970 4681

ikoffler@lifesciadvisors.com

[1]	https://www.nasal-formulation-delivery.com/
[2]	https://www.nasal-formulation-delivery.com/whats-on/speakers/
[3]	https://www.pnas.org/doi/10.1073/pnas.2220272120